

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
James Daniel Westcott
Executive Vice President and Chief Financial Officer
Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re: Legacy Reserves, LP**
> **Registration Statement on Form S-3**
> **Filed July 11, 2014**
> **File No. 333-197370**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2014**
> **Filed August 1, 2014**
> **Response dated August 8, 2014**
> **File No. 1-33249**

Dear Mr. Westcott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 1

Development Activities, page 3

2.   Your response to comment 2 in our letter dated July 28, 2014 provides language you plan to include in future filings as part of the disclosure regarding changes in your proved undeveloped reserves ("PUDs"). However, it does not appear that the proposed disclosure adequately explains these changes. Please revise your disclosure to specifically address the factors that caused changes in your PUDs during the period.

Consolidated Financial Statements

Unaudited Supplementary Information, page F-32

Net Proved Oil, NGL and Natural Gas Reserves, page F-33

3.   We note your response to comment 5 in our letter dated July 28, 2014. The disclosure referred to in your response does not appear to be sufficient to meet the requirements outlined in FASB ASC 932-235-50-5. Please revise your disclosure of changes in proved reserve quantities within the notes to your consolidated financial statements to include an explanation of significant changes that occurred during the periods presented.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Notes to Condensed Consolidated Financial Statements

Note 3 – Acquisitions, page 15

4.   We note that you purchased an interest in oil and natural gas properties from WPX Energy, Inc. in June 2014 for a combination of cash and Incentive Distribution Units. Disclosure in your Form 10-Q indicates that no value has been ascribed to the portion of these Incentive Distribution Units which are unvested. With reference to the relevant authoritative guidance, please tell us how you reached this conclusion regarding the value of the unvested Incentive Distribution Units issued in connection with this acquisition.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have questions regarding comments on the financial statements and related matters, please contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch

Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George J. Vlahakos
        Andrews Kurth LLP